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                                  [Letterhead]




                                January 19, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re: TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC. (File No. 333-89689)


Dear Sir or Madam:

         By this letter, Transition Analysis Component Technology, Inc. requests that the Commission consent to the withdrawal of its Registration Statement on Form S-3 filed on October 26, 1999 to register the offering of stock purchase rights to its existing shareholders. The Registration Statement has not been filed in final form, and no offering or solicitation has been made to any of the Company's shareholders.

         The offering was prepared by the Company in anticipation of raising capital to expand and enhance the Company's data information services and to develop new market opportunities.

         Withdrawal is requested because the Company, on January 17, 2000, entered into a definitive acquisition agreement with Aspect Development, Inc., pursuant to which the Company would become the wholly-owned subsidiary of Aspect. If approved by the requisite vote of the Company's shareholders, and if the transaction is consummated as expected, the Company would thereby

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January 19, 2000
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become a privately held company, and the acquisition would obviate the need to raise additional capital for independent operations.

         Please acknowledge receipt of this letter by stamping the duplicate copy and returning it to the undersigned in the envelope provided.

                                                     Very truly yours,

                                                     David Lerner

cc:      Mr. Robert E. Schrader
         Mr. Martin S. Fawer
         Henry A. Singer, Esq.